

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Isabelle Winkles
Chief Financial Officer
Braze, Inc.
330 West 34th Street, Floor 18
New York, New York 10001

> **Re: Braze, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2024**
> **Form 10-Q for the Period Ended July 31, 2024**
> **File No. 001-41065**

Dear Isabelle Winkles:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Technology